No securities regulatory authority has expressed an opinion about these securities and it is an offence to claim otherwise. *This short form prospectus constitutes a public offering of these securities only in those jurisdictions where they may be lawfully offered for sale and therein only by persons authorized to sell such securities. These securities have not been and will not be registered under the United States Securities Act of 1933, as amended (the "**U.S. Securities Act**"), or any state securities laws. Accordingly, these securities may not be offered or sold within the United States unless registered under the U.S. Securities Act and applicable state securities laws or except pursuant to exemptions from the registration requirements of the U.S. Securities Act and applicable state securities laws. See "Plan of Distribution".*

Information has been incorporated by reference in this short form prospectus from documents filed with securities commissions or similar authorities in Canada. *Copies of the documents incorporated herein by reference may be obtained on request without charge from the Chief Financial Officer of Excellon Resources Inc. at 10 King Street East, Suite 200, Toronto, Ontario, M5C 2C3, telephone (416) 364-1130, and are also available electronically at www.sedar.com.*

SHORT FORM PROSPECTUS

New Issue August 20, 2019

EXCELLON

EXCELLON RESOURCES INC.

$10,070,000
9,500,000 Units

This short form prospectus qualifies the distribution of 9,500,000 units (the "**Units**") of Excellon Resources Inc. (the "**Company**") at a price of $1.06 per Unit (the "**Offering Price**") for aggregate gross proceeds of $10,070,000 (the "**Offering**"). Each Unit will consist of one common share in the capital of the Company (a "**Unit Share**") and one-half of one Common Share purchase warrant. Each whole Common Share purchase warrant (a "**Warrant**") will entitle the holder thereof to acquire, subject to adjustment in certain circumstances, one additional common share in the capital of the Company (each a "**Warrant Share**") at an exercise price of $1.40 per Warrant Share at any time prior to 4:00 p.m. (Toronto time) on the date that is twenty-four (24) months following the Closing Date (as hereinafter defined). The terms of the Offering, including the Offering Price, were determined by negotiation between the Company and Cormark Securities Inc. ("**Cormark**"), as lead underwriter and sole bookrunner, on its own behalf and on behalf of PI Financial Corp., Sprott Capital Partners LP, Laurentian Bank Securities Inc. and Maison Placements Canada Inc. (collectively, the "**Underwriters**").

The outstanding common shares of the Company (the "**Common Shares**") are listed and posted for trading on the Toronto Stock Exchange (the "**TSX**") under the symbol "EXN". The TSX has conditionally approved the listing of the Unit Shares and the Warrants to be distributed under this short form prospectus on the TSX, as well as the Warrant Shares issuable upon exercise of the Warrants. Listing will be subject to the Company fulfilling all of the listing requirements of the TSX on or before November 12, 2019. On August 2, 2019, the last trading day prior to the announcement of the Offering, the closing price of the Common Shares on the TSX was $1.16 per Common Share. On August 19, 2019, the last trading day prior to the date of this short form prospectus, the closing price of the Common Shares on the TSX was $0.93 per Common Share.

PRICE: $1.06 PER UNIT

	Price to the Public	Underwriters' Fee (1)	Net Proceeds to the Company (2)
Per Unit	$1.06	$0.0636	$0.9964
Total Offering (3)	$10,070,000	$604,200	$9,465,800

Notes:

(1) Upon the closing of the Offering, the Company will pay the Underwriters a cash commission (the "**Underwriters' Fee**") equal to 6% of the gross proceeds of the Offering, including proceeds realized from the sale of any Units sold pursuant to the exercise of the Over-Allotment Option (as defined below). See *"Plan of Distribution"*.

(2) Before deducting expenses of the Offering estimated to be $250,000, which, together with the Underwriters' Fee, will be paid from the proceeds of the Offering.

(3) The Company has granted the Underwriters an over-allotment option (the "**Over-Allotment Option**"), exercisable in whole or in part, from time to time, for a period of 30 days from closing of the Offering (including the date thereof), to purchase up to an additional 1,425,000 Units (the "**Additional Units**") at the Offering Price per Additional Unit to cover over-allotments, if any, and for market stabilization purposes. The Over-Allotment Option may be exercised by the Underwriters in respect of: (i) Additional Units at the Offering Price; (ii)

additional Unit Shares (the "**Additional Shares**") at a price of $1.01 per Additional Share; (iii) additional Warrants (the "**Additional Warrants**") at a price of $0.10 per Additional Warrant; or (iv) any combination of Additional Shares and/or Additional Warrants (together, the "**Additional Securities**"), so long as the aggregate number of Additional Shares and Additional Warrants which may be issued under the Over-Allotment Option does not exceed 1,425,000 Additional Shares and 712,500 Additional Warrants. The grant of the Over-Allotment Option and the Additional Securities issuable upon exercise of the Over-Allotment Option are hereby qualified for distribution under this short form prospectus. A purchaser who acquires Additional Securities forming part of the Underwriters' over-allocation position acquires those securities under this prospectus, regardless of whether the over-allocation position is ultimately filled through the exercise of the Over-Allotment Option or secondary market purchases. If the Over-Allotment Option is exercised in full, the total price to the public, Underwriters' Fee and net proceeds to the Company (before deducting expenses of the Offering) in respect of the Offering will be $11,580,500, $694,830 and $10,885,670, respectively. Where applicable, references to "Offering", "Units", "Unit Shares", "Warrants" and "Warrant Shares" include the securities issuable upon the exercise of the Over-Allotment Option. See "*Plan of Distribution – Over-Allotment Option*".

The following table sets forth the number of securities that may be issued by the Company pursuant to the exercise of the Over-Allotment Option:

Underwriters' Position	Maximum Size or Number of Securities Available	Exercise Period	Exercise Price
Over-Allotment Option	1,425,000 Additional Shares and/or 712,500 Additional Warrants	For a period of 30 days from closing of the Offering	$1.06 per Additional Unit $1.01 per Additional Share $0.10 per Additional Warrant

The Underwriters, as principals, conditionally offer the Units, subject to prior sale, if, as and when issued by the Company and accepted by the Underwriters in accordance with the conditions contained in the Underwriting Agreement referred to under "Plan of Distribution" and subject to the approval of certain legal matters on behalf of the Company by Peterson McVicar LLP and on behalf of the Underwriters by Stikeman Elliott LLP.

Subject to applicable law, the Underwriters may, in connection with the Offering, over-allocate or effect transactions that stabilize or maintain the market price of the Common Shares at levels other than those that otherwise might prevail on the open market. Such transactions, if commenced, may be discontinued at any time. See "*Plan of Distribution*".

Subscriptions for Units will be received subject to rejection or allotment in whole or in part and the Underwriters reserve the right to close the subscription books at any time without prior notice. Closing of the Offering (the "**Closing**") is expected to take place on August 27, 2019 or such other date as may be agreed upon by the Company and the Underwriters (the "**Closing Date**"). The Units are to be taken up by the Underwriters, if at all, on or before the date that is not later than 42 days after the date of the receipt for the final short form prospectus related to the Offering. The Offering will be conducted under the book-based system. A subscriber who purchases Units will receive a customer confirmation from the registered dealer from or through whom Units are purchased and who is a CDS Clearing and Depository Services Inc. ("**CDS**") depository service participant. CDS will record the CDS participants who hold Units on behalf of owners who have purchased Units in accordance with the book-based system. No certificates evidencing the Units will be issued, except in certain limited circumstances, and registration will be made in the name of the nominee of CDS.

The Underwriters propose to offer the Units initially at the Offering Price specified above. After a reasonable effort has been made to sell all of the Units at the Offering Price, the Underwriters may subsequently reduce the selling price to investors from time to time in order to sell any of the Units remaining unsold. Any such reduction will not affect the proceeds received by the Company. The Underwriters will inform the Company if the Offering Price is reduced. See "*Plan of Distribution*".

There is currently no market through which the Warrants can be sold and purchasers may not be able to resell the Warrants purchased under this short form prospectus. This may affect the pricing of the Warrants in the secondary market, the transparency and availability of trading prices, the liquidity of the Warrants, and the extent of issuer regulation. See "*Risk Factors*".

An investment in the Units is subject to various risks that should be considered by prospective subscribers including those risks inherent to the industries in which the Company operates. Prospective subscribers

should carefully consider the risks described under "*Risk Factors*" before deciding whether to invest in any Units.

Alan R. McFarland and Oliver Fernández, each of whom is a director of the Company, reside outside of Canada and have appointed the Company at its registered office set forth below as their agent for service of process. Purchasers are advised that it may not be possible for investors to enforce judgments obtained in Canada against any person that resides outside of Canada, even if the person has appointed an agent for service of process.

The head and registered office of the Company is 10 King Street East, Suite 200, Toronto, Ontario, M5C 2C3.

TABLE OF CONTENTS

CAUTIONARY NOTE REGARDING FORWARD-LOOKING INFORMATION

This short form prospectus contains or incorporates by reference "forward-looking statements" and "forward-looking information" (collectively, "**forward-looking statements**") within the meaning of applicable Canadian securities legislation and applicable U.S. securities laws concerning the Company's plans for its properties, operations and other matters. Except for statements of historical fact relating to the Company, certain statements contained herein or incorporated by reference constitute forward-looking statements including, but not limited to, statements regarding the completion of the Offering and the timing thereof, the use of the proceeds of the Offering, future anticipated and current exploration programs and expenditures, exploration results, the potential discovery and delineation of mineral deposits/resources/reserves, potential mining and processing scenarios, production estimates, the anticipated success of mineral processing procedures, anticipated continued sales of ore and concentrate sales, proposed business plans, anticipated business trends and metal prices, future anticipated operating costs, reclamation cost estimates, revenues and cash flow, and may relate to analyses and other information that are based on forecasts of future results, estimates of amounts not yet determinable and assumptions of management. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as "expects" or "does not expect", "is expected", "anticipates" or "does not anticipate", "plans", "estimates", "believes", "proposed", "intends" or "does not intend", or stating that certain actions, events or results "may", "could", "would", "might" or "will" be, or not be, taken, occur or be or not be achieved) are not statements of fact and may be forward-looking statements.

Forward-looking statements are subject to a variety of risks and uncertainties, many of which are beyond the Company's control, which could cause actual events or results to differ materially and adversely from those reflected in the forward-looking statements. These risks are described or referred to below under the heading "*Risk Factors*" in this short form prospectus, and under the heading "*Risk Factors*" in the annual information form of the Company dated March 29, 2019 for the year ended December 31, 2018 and under the heading "Risk and Uncertainties" in the management's discussion and analysis of consolidated results of operations and financial condition dated March 20, 2019 for the year ended December 31, 2018, both of which are incorporated herein by reference. Should one or more of the risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially and adversely from those described in the forward-looking statements. Forward-looking statements are made based on management's beliefs, estimates, assumptions and opinions on the date the statements are made and, other than as required by applicable law, the Company undertakes no obligation to update the forward-looking statements if these beliefs, estimates, assumptions and opinions or other circumstances should change. Investors are cautioned against attributing undue certainty or weight to forward-looking statements. Forward-looking statements made in a document incorporated by reference in the short form prospectus are made as at the date of the original document and have not been updated except as expressly provided for in this short form prospectus.

Readers are also cautioned that the assumptions used in the preparation of such information, although considered reasonable at the time of preparation, may prove to be imprecise and, as such, undue reliance should not be placed on forward-looking statements. The Company's actual results, programs and financial position could differ materially from those expressed in or implied by these forward-looking statements, and accordingly, no assurance can be given that the events anticipated by the forward-looking statements will transpire or occur, or that, if any of them do so, what benefits the Company will derive therefrom.

GENERAL MATTERS

In evaluating whether or not to purchase Units pursuant to the Offering, a prospective investor should rely only on the information contained or incorporated by reference in this short form prospectus. In addition, prospective investors should not rely on part of the information contained in or incorporated by reference in this short form prospectus to the exclusion of other. Neither the Company nor the Underwriters have authorized anyone to provide you with different or additional information. If anyone provides you with different or additional information, you should not rely on it. The

Company and the Underwriters are not making an offer to sell or seeking an offer to purchase the securities offered pursuant to this short form prospectus in any jurisdiction where to offer or sale is not permitted. You should assume that the information contained in this short form prospectus is accurate only as of the date of those documents and that information contained in any document incorporated by reference is accurate only as of the date of that document or other date specified in that document. Subject to the Company's obligations under applicable securities laws, the information contained in this short form prospectus is accurate only as of the date of this short form prospectus regardless of the time of delivery of this short form prospectus or of any sale of the Units.

Unless the context otherwise requires, all references in this short form prospectus to the "Company", "we", "us" and "our" refer to Excellon Resources Inc.

FINANCIAL INFORMATION AND ACCOUNTING PRINCIPLES

The financial statements of the Company incorporated by reference in this short form prospectus are reported in United States dollars and have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

CURRENCY PRESENTATION AND EXCHANGE RATE INFORMATION

In this short form prospectus, unless otherwise specified or the context otherwise requires, all dollar amounts are expressed in Canadian dollars. All references to "dollars", "$" or "C$" are to Canadian dollars and all references to "US$" are to United States dollars. On August 19, 2019, the rate of exchange for the Canadian dollar, expressed in United States dollars, based on the Bank of Canada daily exchange rate, was US$1.00=C$1.3298 (or C$1.00=US$0.7520).

The following table sets out: (1) the high and low rate of exchange for one U.S. dollar in Canadian dollars during the indicated periods; (2) the average of the rate of exchange on the last business day of each month during those periods; and (3) the closing exchange rate in effect as at the end of each of those periods. Periods prior to 2019 are based on the noon rate published by the Bank of Canada. Based on daily average exchange rate published by the Bank of Canada.

	Six months ended June 30, 2019	Six months ended June 30, 2018	Year ended December 31, 2018	Year ended December 31, 2017
	(expressed in Canadian dollars)			
High	1.3600	1.3310	1.3642	1.3743
Low	1.3087	1.2288	1.2288	1.2128
Average	1.3336	1.2781	1.2957	1.2986
Closing	1.3087	1.3168	1.3642	1.2545

DOCUMENTS INCORPORATED BY REFERENCE

Information has been incorporated by reference in this short form prospectus from documents filed with securities commissions or similar authorities in Canada. Copies of the documents incorporated herein by reference may be obtained on request without charge from the Chief Financial Officer of the Company at 10 King Street East, Suite 200, Toronto, Ontario, M5C 2C3, telephone (416) 364-1130, or by accessing the Company's disclosure documents available through the Internet on the Canadian System for Electronic Document Analysis and Retrieval ("**SEDAR**") at www.sedar.com.

Under the short form prospectus system adopted by the securities commissions and similar securities regulatory authorities in the relevant provinces of Canada, the Company is permitted to incorporate by reference the information filed with securities commissions and similar securities regulatory authorities in

Canada, which means that the Company can disclose important information by referring to those documents. Information that is incorporated by reference is an important part of this short form prospectus. The following documents were filed with the securities commission or other similar securities regulatory authority in each of the provinces of Canada are specifically incorporated by reference in, and form an integral part of, this short form prospectus:

(a) the annual information form dated March 29, 2019 for the fiscal year ended December 31, 2018 (the "**Annual Information Form**");

(b) the management proxy circular dated March 24, 2019, prepared for the annual and special meeting of our shareholders held on May 19, 2019;

(c) the audited consolidated financial statements as at and for the years ended December 31, 2018 and December 31, 2017, together with the notes thereto and the auditors' report thereon;

(d) the management's discussion and analysis of consolidated results of operations and financial condition dated March 20, 2019 for the fiscal year ended December 31, 2018;

(e) the unaudited interim condensed consolidated financial statements for the three and six-month periods ended June 30, 2019 and June 30, 2018, together with the accompanying notes thereto, but excluding the "Notice of No Auditor Review of Condensed Interim Consolidated Financial Statements" contained therein;

(f) the management's discussion and analysis of financial results dated August 1, 2019 for the three and six-month periods ended June 30, 2019 and June 30, 2018;

(g) the material change report dated August 8, 2019 filed in connection with the announcement of the Offering; and

(h) the "template version" of the marketing materials dated August 6, 2019 in respect of the Offering (the "**Marketing Materials**").

Any documents of the type required by National Instrument 44-101 – *Short Form Prospectus Distributions* to be incorporated by reference in a short form prospectus, including any material change reports (excluding material change reports filed on a confidential basis), interim financial statements, annual financial statements and the auditors' report thereon, management's discussion and analysis, information circulars, annual information forms and business acquisition reports filed by the Company with securities commissions or similar regulatory authorities in Canada subsequent to the date of this short form prospectus and prior to the termination of this distribution are deemed to be incorporated by reference in this short form prospectus.

Any statement contained herein or in a document incorporated or deemed to be incorporated by reference herein will be deemed to be modified or superseded for purposes of this short form prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such prior statement. Any statement or document so modified or superseded will not, except to the extent so modified or superseded, be incorporated by reference and constitute a part of this short form prospectus. The making of a modifying or superseding statement will not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact required to be stated therein or necessary to make the statements therein not misleading in light of the circumstances in which they were made.

MARKETING MATERIALS

The Marketing Materials are not part of this short form prospectus to the extent that the contents of the Marketing Materials have been modified or superseded by a statement contained in this short form prospectus. Any "template version" of "marketing materials" (each as defined in National Instrument 41-101 – *General Prospectus Requirements*) prepared in connection with the Offering do not form part of this short form prospectus to the extent that the contents of the Marketing Materials have been modified or superseded by a statement contained in this short form prospectus. Any "template version" of "marketing materials" filed on SEDAR after the date of this short form prospectus and before the termination of the distribution under the Offering will be deemed to be incorporated into this short form prospectus.

SUMMARY DESCRIPTION OF THE BUSINESS

Overview

Excellon Resources Inc. was incorporated under the *Company Act* (British Columbia) on March 4, 1987 and continued under the *Business Corporations Act* (Ontario) on May 31, 2012. The registered and principal office of the Company is located at 10 King Street East, Suite 200, Toronto, Ontario, M5C 2C3. The Company's telephone number is (416) 364-1130 and its website address is www.excellonresources.com.

The Company is a mining and exploration company currently focussed on the exploration, development and mining of silver-lead-zinc mineralization on its 20,947-hectare Platosa Project in northeastern Durango, Mexico and the exploration for epithermal silver mineralization on its 45,000-hectare Evolución Property on the border of Durango and Zacatecas. The Common Shares of the Company are listed on the TSX under the symbol "EXN".

See "*Corporate Structure*" and "*Description of the Business*" in the Annual Information Form for a detailed description of the business and operations of the Company, including corporate governance of the Company's subsidiaries.

Recent Developments

- The Company entered a toll milling arrangement in Q1 2018 with Hecla Mining Company ("**Hecla**") to process ore from the San Sebastian Mine, 42 kilometres northwest of the Miguel Auza Mill. The initial bulk sample was increased during Q1 2019 to 25,000 tonnes, which began arriving at site in March 2019 with approximately 1,200 tonnes processed during Q2 2019. Assuming successful results from the bulk sample, the formal commercial milling arrangement will commence in due course. Preparations for the expansion of milling operations are underway. This review recommended optimizations to the mill flow sheet that were commissioned in Q1 2019 and is ongoing.

- In Q3 2018, the Company filed the "*Technical Report for the Platosa Silver-Lead-Zinc Mine, Mexico*" dated September 7, 2018 prepared by Michael Selby, P.Eng, Sebastien Bernier, P.Geo, Mark Liskowich, P.Geo and Blair Hrabi, P.Geo of SRK Consulting Canada, Chantal Jolette, P.Geo of Analytical Solutions Ltd. and Ben Pullinger, .PGeo, Senior Vice President Geology and Denis Flood, P.Eng, Vice President Technical Services of the Company.

- In Q3 2018, the Company entered into an option agreement with Wallbridge Mining Company Limited to sell the Beschefer property in Quebec.

- In Q4 2018, the Company consolidated the 45,000 hectare Evolución Property by acquiring 31,000-ha of mineral concessions northwest and adjacent to the Company's 14,000 hectare Miguel Auza Property and contiguous with Hecla's San Sebastian concessions. The consolidated property covers over 35 kilometres of strike on the northern Fresnillo silver trend.

- In Q1 2019, the Company announced diamond drilling results from the Platosa Project, intersecting the highest-grade intersections encountered from the NE-1S Manto, extending the open zone of potential mineralization eastward from existing mineral resources, including:
  - 968 g/t Ag, 9.4% Pb, 20.1% Zn and 0.28 g/t Au or 2,356 g/t silver equivalent ("**AgEq**") over 5.0 metres in EX18LP1151;
  - 1,127 g/t Ag, 8.41% Pb and 10.46% Zn or 1,996 g/t AgEq over 4.8 metres in EX18LP1155.
- In Q1 2019, the Company announced diamond drilling results from the Evolución Property, intersecting broad intersections of continuous silver, lead and zinc mineralization with anomalous gold on the Lechuzas vein, representing an open strike of 600 metres and open below 500 metres with high grade zones, including:
  - 101 g/t AgEq (22 g/t Ag, 0.4% Pb, 1.0% Zn and 0.1 g/t Au) over 154 metres in EX18MAZ-251, including 532 g/t AgEq (188 g/t Ag, 4.4% Pb, 2.9% Zn and 0.1 g/t Au) over 2.4 metres and 238 g/t AgEq (48 g/t Ag, 0.7% Pb, 2.8% Zn and 0.1 g/t Au) over 17.7 metres;
  - 70 g/t AgEq (14 g/t Ag, 0.3% Pb, 0.7% Zn and 0.1 g/t Au) over 219 metres in EX18MAZ-253, including 274 g/t AgEq (70 g/t Ag, 1.3% Pb, 2.2% Zn and 0.4 g/t Au) over 12.6 metres;
  - 663 g/t AgEq (175 g/t Ag, 4.3% Pb, 5.4% Zn and 0.4 g/t Au) over 3.4 metres in EX18MAZ-257; and
  - 259 g/t AgEq (64 g/t Ag, 1.4% Pb, 2.2% Zn and 0.3 g/t Au) over 24.9 metres in EX18MAZ-258.
- In Q2 2019, the Company reported that initial drilling on the Jaboncillo target, 11 kilometres northwest of the Platosa Mine on the Platosa Project, had confirmed the presence of a large hydrothermal, intrusion-related system altering the host limestone sequence. Drilling to date has intersected multiple gossanous horizons with pyritic breccias and arsenopyrite, confirming the presence of the system on multiple structures over an approximately one-kilometre area.
- During 2019, the Company continued to strengthen its management team with the additions of Anna Ladd-Kruger as Chief Financial Officer & Vice President Corporate Development and Marcello Locatelli as Vice President Special Projects.

Other Information

Laurence Curtis, a director of the Company, was a director of Homeland Energy Group Ltd. on April 19, 2010 when Homeland applied for and obtained a management cease trade order from the Ontario Securities Commission to allow its common shares to continue to trade while it restated its financial statements for the year ended December 31, 2009. The management cease trade order lapsed on May 25, 2010 upon the filing of the restated financial statements.

CONSOLIDATED CAPITALIZATION

The following table sets forth the consolidated capitalization of the Company as at June 30, 2019 and the pro forma consolidated capitalization of the Company as at June 30, 2019 adjusted to give effect to the Offering and assuming the exercise of the Over-Allotment Option in full.

	Authorized	As at June 30, 2019[1]	As at June 30, 2019, after giving effect to the Offering
Common Shares	Unlimited	99,388,213 Common Shares	110,313,213 Common Shares

Notes:

(1) As at June 30, 2019, the Company had 3,186,018 restricted share units, 2,288,576 deferred share units, 2,399,999 incentive stock options and 1,838,908 Common Share purchase warrants outstanding that could result in the issuance of up to an aggregate of 9,719,501 additional Common Shares. .

USE OF PROCEEDS

The net proceeds to the Company from the Offering will be approximately $9,215,800 after deducting the Underwriters' Fee of $604,200 and the expenses of the Offering estimated to be $250,000. If the Over-Allotment Option is exercised in full, the net proceeds to the Company from the Offering will be approximately $10,635,670 after deducting the Underwriters' Fee of $694,830 and the expenses of the Offering of $250,000. The Underwriters' Fee and the expenses of the Offering will be paid from the proceeds of the Offering.

The Company's current primary business objectives are to: (1) further explore the 21,000 hectare Platosa Project, where initial drilling in the Jaboncillo area, 11 kilometres northwest of the Platosa Mine, has confirmed the presence of a large hydrothermal, intrusion-related system altering the host limestone sequence over an approximately one-kilometre area to date, with multiple intersections of gossanous horizons with pyritic breccias and arsenopyrite; (2) further explore the 45,000 hectare Evolución Property on the northern Fresnillo silver trend to explore undercover targets identified regionally via geophysics and to continue expanding the zone discovered around the Lechuzas and proximal veins in late 2018; (3) fully realize on the recently improved outlook for precious metal prices by improving operating efficiencies and metal recoveries from the Platosa Mine and Miguel Auza Mill by investing in capital expenditures; and (4) be positioned to exercise on prospective corporate development opportunities in current market conditions. The proceeds will be used in support of the objectives in the following proportions:

Activity or Nature of Expenditure	**Estimated Use of Net Proceeds**
Platosa Project Exploration Drilling Program	$2,500,000
Evolución Property Exploration Drilling Program	$2,250,000
Platosa Mine In-fill Drilling & Development	$1,250,000
Mine and Plant Equipment & Infrastructure	$1,500,000
Mine IT Infrastructure & Software Upgrade	$300,000
Corporate Development	$1,000,000
General Working Capital & Administrative Expenses	$415,800
Total Net Proceeds (exclusive of Over-Allotment Option)	**$9,215,800**

Ben Pullinger, P.Geo, the Company's Vice-President Geology, is the qualified person responsible for designing, budgeting and recommending the proposed programs at the Platosa Project and the Evolución Property.

Although the Company intends to expend the net proceeds from the Offering as set forth above, there may be circumstances where, for sound business reasons, a reallocation of funds may be deemed prudent or necessary and may vary materially from that set forth above, as the amounts actually allocated and spent will depend on a number of factors, including the Company's ability to execute on its business plan. While actual expenditures may differ from the above amounts and allocations, the net proceeds will be used by the Company in furtherance of, and for activities at, the Platosa Project and the Evolución Property for corporate development and for general corporate purposes. See "*Risk Factors – Risks Related to the Offering – Use of Proceeds*".

In the event that the Over-Allotment Option is exercised, any additional net proceeds will be allocated to general working capital and may be used to further fund exploration, capital and corporate development expenditures in the future.

If the Warrants are exercised, the Company intends to use the proceeds of such exercise to further fund exploration, capital and corporate development expenditures and for general corporate purposes. However, there can be no assurance that all or any of the Warrants will be exercised prior to their expiry.

Although the Company had negative operating cash flow for the financial year ended December 31, 2018, it had positive operating cash flow for the quarter ending June 30, 2019. With ongoing optimization of the operations and increasing silver prices, the Company expects to report positive operating cash flow for the remainder of 2019. Although there can be no assurance and it is subject to many factors beyond the Company's control, the Company does not currently anticipate having negative cash flow from operating activities in future periods. See "*Risk Factors – Risks Related to the Company and its Business –Liquidity Risk*".

DESCRIPTION OF SECURITIES BEING DISTRIBUTED

Units

Each Unit will be comprised of one Unit Share (being a Common Share forming a part of each Unit) and one-half of one Warrant that will entitle the holder to purchase one Warrant Share at a price of $1.40 prior to 4:00 p.m. (Toronto time) on the date that is twenty-four (24) months from the Closing Date. The Units will separate into Unit Shares and Warrants immediately upon issue.

Common Shares

Each Common Share entitles its holder to notice of, and to one vote at, all meetings of shareholders. Each Common Share carries an entitlement to receive dividends if, as and when declared by the board of directors of the Company. In the event of the liquidation, dissolution or winding-up of the Company, the assets available for distribution to shareholders will be distributed rateably among the holders of Common Shares.

The authorized share capital of the Company consists of an unlimited number of Common Shares of which 99,388,213 Common Shares are issued and outstanding as of the date hereof.

Warrants

The Warrants will be issued under, and be governed by, the terms of a warrant indenture (the "**Warrant Indenture**") to be entered into between the Company and TSX Trust Company (the "**Warrant Agent**"). The Company will appoint the principal transfer offices of the Warrant Agent in Toronto, Ontario as the location at which Warrants may be surrendered for exercise or transfer. The following summary of certain provisions of the Warrant Indenture contains all the material attributes and characteristics of the Warrants but does not purport to be complete and is qualified in its entirety by reference to the provisions of the Warrant Indenture, which will be available on SEDAR.

Each Warrant will entitle the holder to purchase one Warrant Share at a price of $1.40. The exercise price and the number of Warrant Shares issuable upon exercise are both subject to adjustment in certain circumstances as more fully described below. Warrants will be exercisable at any time prior to 4:00 p.m. (Toronto time) on the date that is twenty-four (24) months from the Closing Date, after which time the Warrants will expire and become null and void.

The Warrant Indenture will provide for adjustment to the exercise price of the Warrants and/or to the number or kind of securities issuable upon the exercise of the Warrants upon the occurrence of certain events, including:

(a) a subdivision of the Common Shares into a greater number of Common Shares or a consolidation of the Common Shares into a lesser number of Common Shares;

(b) a reclassification of the Common Shares, a change of the Common Shares into other shares, securities or property or any other capital reorganization, an amalgamation, arrangement, merger, consolidation or other form of business combination of the Company with or into any other corporation resulting in any reclassification of the outstanding Common Shares or in any holders of the outstanding Common Shares receiving other shares, securities or property, or a sale, lease, exchange or transfer of all or substantially all of the assets of the Company to another corporation or entity; and

(c) subject to certain exceptions, a distribution by the Company to all or substantially all the holders of the Common Shares (other than as a dividend paid in the ordinary course) of Common Shares or shares of any class (whether of the Company or any other corporation) other than Common Shares, rights, options or warrants, evidences of indebtedness, or cash, securities, or other property or assets.

The Warrant Indenture will also provide for adjustment in the class and/or number of securities issuable upon the exercise of the Warrants and/or exercise price per security in the event of the following additional events:

(a) a reclassification of the Common Shares;

(b) a consolidation, amalgamation, plan of arrangement or merger of the Company with or into another entity (other than a consolidation, amalgamation, plan of arrangement or merger which does not result in any reclassification of the Common Shares or a change of the Common Shares into other shares); or

(c) a transfer (other than to one of the Company's subsidiaries) of the undertaking or assets of the Company as an entirety or substantially as an entirety to another corporation or other entity.

No adjustment in the exercise price or the number of Warrant Shares purchasable upon the exercise of the Warrants will be required to be made unless the cumulative effect of such adjustment or adjustments would change the exercise price by at least 1% or the number of Common Shares purchasable upon exercise by at least one one-hundredth of a Common Share.

The Company will also covenant in the Warrant Indenture that, during the period in which the Warrants are exercisable, it will give notice to holders of Warrants of certain stated events, including events that would result in an adjustment to the exercise price for the Warrants or the number of Warrant Shares issuable upon exercise of the Warrants, at least 14 days prior to the record date or effective date, as the case may be, of such event.

No fractional Warrant Shares will be issuable upon the exercise of any Warrants, and no cash or other consideration will be paid in lieu of fractional shares. Holders of Warrants will not have any voting or pre-emptive rights or any other rights which a holder of Common Shares would have.

From time to time, the Company and the Warrant Agent, without the consent of or notice to the holders of Warrants, may amend or supplement the Warrant Indenture for certain purposes, including curing defects or inconsistencies or making any change that does not adversely affect the rights of any holder of Warrants. Any amendment or supplement to the Warrant Indenture that adversely affects the interests of the holders of the Warrants may only be made by "extra ordinary resolution", which will be defined in the Warrant Indenture as a resolution either: (i) passed at a meeting of the holders of Warrants at which there are holders of Warrants present in person or represented by proxy representing at least 10% of the aggregate number of the then outstanding Warrants and passed by the affirmative vote of holders of Warrants representing not less than 66 2/3% of the aggregate number of all the then outstanding Warrants represented at the meeting and who voted on such resolution; or (ii) adopted by an instrument in writing

signed by the holders of Warrants representing not less than 66 2⁄3% of the aggregate number of all the then outstanding Warrants.

The Warrants and the Warrant Shares have not been registered under the U.S. Securities Act and the Warrants will not be exercisable in the United States or by or on behalf of, or for the account or benefit of, a U.S. Person, nor will certificates representing the Warrant Shares issuable upon exercise of the Warrants be registered or delivered to an address in the United States, unless an exemption from registration under the U.S. Securities Act and any applicable state securities laws is available and the Company has received an opinion of counsel of recognized standing to such effect in form and substance reasonably satisfactory to the Company.

The foregoing summary of certain provisions of the Warrant Indenture does not purport to be complete and is qualified in its entirety by reference to the provisions of the Warrant Indenture, which will be filed by the Company on SEDAR following the closing of the Offering.

Date Issued	Nature of Transaction	Number and Type of Security Issued	Issue/ Exercise Price
August 1, 2018	Grant	19,531 RSUs	$1.26
August 17, 2018	Exercise of Stock Options	50,000 Common Shares	$0.57
September 21, 2018	Settlement of RSUs	60,000 Common Shares	$2.45
September 30, 2018	Grant	27,605 DSUs	$0.96
October 1, 2018	Grant	26,042 RSUs	$0.93
November 7, 2018	Settlement of RSUs	30,983 Common Shares	$1.73
November 12, 2018	Settlement of DSUs	406,265 Common Shares	$0.61
December 30, 2018	Grant	25,000 Options	$0.68
December 31, 2018	Grant	38,225 DSUs	$0.69
January 1, 2019	Grant	244,928 RSUs	$0.69
January 1, 2019	Settlement of RSUs	54,878 Common Shares	$1.64
January 22, 2019	Exercise of Warrants	12,138 Common Shares	$0.50
March 6, 2019	Grant	392,500 RSUs	$0.96
March 14, 2019	Grant	375,000 DSUs	$0.94
March 24, 2019	Grant	900,000 Options	$0.95
March 31, 2019	Grant	20,147 DSUs	$0.85
March 31, 2019	Settlement of RSUs	10,000 Common Shares	$1.50
April 1, 2019	Grant	29,412 RSUs	$0.80
April 1, 2019	Settlement of RSUs	10,000 Common Shares	$1.48
May 14, 2019	Grant	810,000 RSUs	$0.72
May 14, 2019	Grant	50,000 Options	$0.73
May 17, 2019	Settlement of RSUs	96,163 Common Shares	$1.71

June 1, 2019	Grant	50,000 RSUs	$0.72
June 1, 2019	Grant	25,000 Options	$0.73
June 26, 2019	Grant	200,000 RSUs	$0.95
June 26, 2019	Grant	175,000 Options	$0.96
June 30, 2019	Grant	30,934 DSUs	$0.99
June 30, 2019	Grant	25,252 RSUs	$0.99

PRIOR SALES

During the twelve (12) month period before the date of this short form prospectus, the Company has issued Common Shares and securities convertible into Common Shares as follows:

TRADING PRICE AND VOLUME

The following table sets forth the high and low closing prices and the aggregate volume of trading of our Common Shares on the TSX and alternative exchanges during the twelve (12) month period before the date of this short form prospectus:

	Price Range ($)		
Month	**High**	**Low**	**Aggregate Volume**
August 1-19 2019	1.19	0.86	7,558,421
July 2019	1.51	0.94	6,303,484
June 2019	1.04	0.72	2,264,411
May 2019	0.79	0.70	907,597
April 2019	0.83	0.68	2,712,993
March 2019	1.13	0.84	3,425,539
February 2019	1.14	0.89	2,085,379
January 2019	1.14	0.66	3,048,216
December 2018	0.73	0.59	2,183,037
November 2018	0.86	0.68	3,761,446
October 2018	1.00	0.70	3,864,443
September 2018	1.17	0.89	2,003,170
August 2018	1.32	1.05	1,583,403

The closing price of the Common Shares on the TSX on August 2, 2019, the last trading day prior to the announcement of the Offering, was $1.16 per Common Share. The closing price of the Common Shares on the TSX on August 19, 2019, the last trading day prior to the filing of this short form prospectus, was $0.93 per Common Share.

PLAN OF DISTRIBUTION

Pursuant to an underwriting agreement dated August 12, 2019 (the "**Underwriting Agreement**") among the Company and the Underwriters, the Company has agreed to sell, and the Underwriters have agreed severally, and not jointly nor jointly and severally, to purchase, as principals, on the Closing Date, an aggregate of 9,500,000 Units at the Offering Price for gross proceeds of $10,070,000, payable in cash to

the Company against delivery of the Units. The obligations of the Underwriters under the Underwriting Agreement are several and not joint, nor joint and several, and may be terminated at their discretion based on "disaster out", "material change out" and "breach out" provisions contained in the Underwriting Agreement, and may also be terminated upon the occurrence of certain stated events. The Underwriters are, however, obligated to take up and pay for all the Units if any of the securities are purchased under the Underwriting Agreement. The Offering Price was determined by negotiation among the Company and Cormark Securities Inc., on its own behalf and on behalf of the Underwriters.

Each Unit will consist of one Unit Share and one-half of one Warrant. Each Warrant will entitle the holder thereof to acquire, subject to adjustment in accordance with the Warrant Indenture, one Warrant Share at an exercise price of $1.40 per Warrant Share at any time prior to 4:00 p.m. (Toronto time) on the date that is twenty-four (24) months from the Closing Date. The Warrants will be created and issued pursuant to the terms of the Warrant Indenture to be dated as of the Closing Date between the Company and the Warrant Agent. The Warrant Indenture will contain provisions designed to protect holders of the Warrants against dilution upon the happening of certain events. No fractional Warrants will be issued.

Pursuant to the Underwriting Agreement, the Company has granted to the Underwriters the Over-Allotment Option, exercisable in whole or in part, at any time and from time to time, in the sole discretion of the Underwriters, for a period of 30 days from the Closing Date, to purchase up to an additional amount of Units equal to 15% of the Units sold pursuant to the Offering, being 1,425,000 Additional Units, at the Offering Price, to cover over-allotments, if any, and for market stabilization purposes. The Over-Allotment Option is exercisable by the Underwriters in respect of: (1) Additional Units at the Offering Price; or (2) Additional Shares at a price of $1.01 per Additional Share; or (3) Additional Warrants at a price of $0.10 per Additional Warrant; or (4) any combination of the Additional Securities, so long as the aggregate number of Additional Shares and Additional Warrants which may be issued under the Over-Allotment Option does not exceed 1,425,000 Additional Shares and 712,500 Additional Warrants. The grant of the Over-Allotment Option and the Additional Securities issuable upon exercise of the Over-Allotment Option are hereby qualified for distribution under this short form prospectus. A purchaser who acquires Additional Securities forming part of the Underwriters' over-allocation position acquires those securities under this prospectus, regardless of whether the over-allocation position is ultimately filled through the exercise of the Over-Allotment Option or secondary market purchases. If the Over-Allotment Option is exercised in full, the total price to the public, Underwriters' Fee and net proceeds to the Company (before payment of the expenses of the Offering) will be approximately $11,580,500, $694,830 and $10,885,670, respectively.

Subject to applicable law, the Underwriters may, with the consent of the Company, offer to sell the Units outside of Canada, in each case in accordance with applicable laws provided that no prospectus, registration statement or similar document is required to be filed in any such jurisdiction.

The TSX has conditionally approved the listing of the Unit Shares and the Warrants to be distributed under this short form prospectus on the TSX, as well as the Warrant Shares issuable upon exercise of the Warrants. Listing will be subject to the Company fulfilling all of the listing requirements of the TSX on or before November 12, 2019.

Pursuant to the Underwriting Agreement, the Company has agreed to pay to the Underwriters the Underwriters' Fee which will be to 6.0% of the gross proceeds from the issue and sale of the Units and the Additional Securities, if any, in consideration of the services rendered to the Company in connection with the Offering. The Company has also agreed to reimburse the Underwriters for their out-of-pocket fees and expenses, including the fees and expenses of their legal counsel, whether or not the Offering is completed. All amounts payable to the Underwriters will be paid from the proceeds of the Offering.

The Company has agreed not to, directly or indirectly, sell, or announce its intention to sell, nor authorize or issue, or announce its intention to authorize or issue, any Common Shares or securities or other financial instruments convertible or exchangeable for or exercisable into Common Shares, or publicly announce an intention to effect any such a transaction (except in conjunction with: (1) the issuance of Units in connection with the Offering and the issuance of Additional Securities pursuant to the Over-Allotment Option; (2) the

grant or exercise of stock options and other similar issuances pursuant to the stock option plan of the Company and other share compensation arrangements; (3) the exercise of outstanding warrants, convertible securities or other existing contractual rights; or (4) the issuance of securities in connection with a *bona fide* acquisition by the Company) for a period starting on the Closing Date and ending on the date that is 90 days from the Closing Date without the prior written consent of the Underwriters, such consent not to be unreasonably withheld, conditioned or delayed.

Pursuant to rules and policy statements of certain Canadian securities regulatory authorities, the Underwriters may not, throughout the period of distribution under the Offering, bid for or purchase Common Shares for their own accounts or for accounts over which they exercise control or direction. The foregoing restriction is subject to certain exceptions, on the condition that the bid or purchase not be engaged in for the purpose of creating actual or apparent active trading in or raising the price of the Common Shares. Such exceptions include a bid or purchase permitted under Universal Market Integrity Rules for Canadian Marketplaces of the Investment Industry Regulatory Organization of Canada relating to market stabilization and passive market making activities, and a bid or purchase made for or on behalf of a customer where the order was not solicited during the period of distribution. Subject to applicable laws and in connection with the Offering, the Underwriters may over-allot and effect transactions which stabilize or maintain the market price of the Common Shares at levels other than those which otherwise might prevail on the open market, including: stabilizing transactions; short sales; purchases to cover positions created by short sales; imposition of penalty bids; and syndicate covering transactions. Stabilizing transactions consist of bids or purchases made for the purpose of preventing or retarding a decline in the market price of the Common Shares while the Offering is in progress. These transactions may also include making short sales of Common Shares, which involve the sale by the Underwriters of a greater number of Common Shares than they are required to purchase in the Offering. Short sales may be "covered short sales", which are short positions in an amount not greater than the Over-Allotment Option, or may be "naked short sales", which are short positions in excess of that amount. Such transactions, if commenced, may be discontinued at any time.

The Underwriters may close out any covered short position either by exercising the Over-Allotment Option, in whole or in part, or by purchasing Common Shares and/or, in the event such securities are listed on the TSX, Warrants in the open market. In making this determination, the Underwriters will consider, among other things, the price of the Common Shares and, in the event such securities are listed on the TSX, Warrants available for purchase in the open market compared to the price at which they may purchase Additional Securities through the exercise of the Over-Allotment Option. The Underwriters must close out any naked short position by purchasing Common Shares and/or, in the event such securities are listed on the TSX, Warrants in the open market. A naked short position is more likely to be created if the Underwriters are concerned that there may be downward pressure on the price of the Common Shares or the Warrants, in the event such securities are listed on the TSX, in the open market that could adversely affect investors who purchase the Units.

Any naked short sales will form part of the Underwriters' over-allocation position. A purchaser who acquires Common Shares or Warrants forming part of the Underwriters' over-allocation position resulting from any covered short sales or naked short sales will, in each case, acquire such Common Shares or Warrants under this prospectus, regardless of whether the Underwriters' over-allocation position is ultimately filled through the exercise of the Over-Allotment Option or secondary market purchases.

The obligations of the Underwriters under the Underwriting Agreement are several and may be terminated upon the occurrence of certain stated events, including, but not limited to, the following: (a) there should be discovered any material fact which existed as of the date hereof but which has not been publicly disclosed which, in the opinion of any of the Underwriters, acting reasonably, has or would be expected to have a significant adverse effect on the market price or value of the Common Shares; (b) there is, in the opinion of any of the Underwriters, acting reasonably, a material change or a change in any material fact or new material fact shall arise which would be expected to have a significant adverse effect on the business, affairs, operations or profitability of the Company and/or its subsidiaries or on the market price or the value of the Common Shares; (c) there should develop, occur or come into effect any event of any nature, including, without limitation, an act of terrorism, accident, or new or change in governmental law or

regulation or other condition or financial occurrence of national or international consequence, which, in the opinion of any of the Underwriters, acting reasonably, seriously adversely affects or involves, or would seriously adversely affect and involve, the financial markets in Canada or in the United States or the business, affairs, operations or profitability of the Company or its subsidiaries (taken as a whole) or the market price or value of the Common Shares; (d) any inquiry, action, suit, proceeding or investigation (whether formal or informal) including, without limitation, matters of regulatory transgression or unlawful conduct, is commenced, announced or threatened in relation to the Company, its subsidiaries or any of their respective officers or directors, which, in the opinion of any of the Underwriters, acting reasonably, operates to prevent or materially restrict the distribution or trading of the Common Shares or which has or would be expected to have a material adverse effect on the market price or value of the Common Shares; (e) any order to cease trading in securities of the Company is made or threatened by a securities regulatory authority; or (f) the Company is in breach of any material term, condition or covenant of the Underwriting Agreement or any material representation or warranty given by the Company in the Underwriting Agreement becomes or is false.

The Company has agreed, pursuant to the Underwriting Agreement, to indemnify the Underwriters and their respective affiliates and each of their respective directors, officers, employees, affiliates and agents and each Person, if any, who controls any Underwriter, and certain other related parties, harmless from and against certain losses, claims, suits, liabilities, costs, damages, or expenses, including liabilities under Canadian securities legislation in certain circumstances or to contribute to payments the Underwriters may have to make because of such liabilities.

The Underwriters propose to offer the Units initially at the Offering Price specified above. After a reasonable effort has been made to sell all the Units at the Offering Price, the Underwriters may subsequently reduce the selling price to investors from time to time in order to sell any of the Units remaining unsold. Any such reduction will not affect the proceeds received by the Company. The Underwriters will inform the Company if the Offering Price is reduced.

Subscriptions for the Units will be received subject to rejection or allotment in whole or in part and the right is reserved to close the subscription books at any time without notice. Other than pursuant to certain exceptions, the Units, and the Common Shares and Warrants underlying the Units, will be available for delivery in book-based form through CDS or its nominee and will be deposited with CDS on the Closing Date. A purchaser of Units will receive only a customer confirmation from the Underwriters or other registered dealer who is a CDS Participant through which the Units are purchased.

Book-Based System

Subscriptions for the Units will be received subject to rejection or allotment in whole or in part and the Underwriters reserve the right to close the subscription books at any time without prior notice. Closing is expected to take place on August 27, 2019, or such later date as may be agreed upon by the Company and the Underwriters. The Offering will be conducted under the book-based system. A subscriber who purchases Units will receive a customer confirmation from the registered dealer from or through whom Units are purchased and who is a CDS depository service participant. CDS will record the CDS participants who hold Units on behalf of owners who have purchased Units in accordance with the book-based system. No certificates evidencing the Units will be issued, except in certain limited circumstances, and registration will be made in the name of the nominee of CDS.

ELIGIBILITY FOR INVESTMENT

In the opinion of Peterson McVicar LLP, counsel to the Company, and Stikeman Elliott LLP, counsel to the Underwriters, based on the provisions of the *Income Tax Act* (Canada) (the "**Tax Act**") and the regulations thereunder in force on the date of this short form prospectus, and subject to the provisions of any particular plan, the Unit Shares, Warrants and Warrant Shares will, on the Closing Date, be a qualified investment for a trust governed by a registered retirement savings plan ("**RRSP**"), registered education savings plan ("**RESP**"), registered retirement income fund ("**RRIF**"), deferred profit sharing plan, registered disability savings plan ("**RDSP**") or tax-free savings account (a "**TFSA**") (each, a "**Registered Plan**"), provided that

the Common Shares are listed on a "designated stock exchange" within the meaning of the Tax Act (which on the date hereof includes the TSX) and provided that in the case of the Warrants, the Company is not an annuitant, a beneficiary, an employer or a subscriber under or a holder of the particular Registered Plan and deals at arm's length with each person who is an annuitant, a beneficiary, an employer or a subscriber under or a holder of such Registered Plan.

Notwithstanding that the Unit Shares, Warrants and Warrant Shares may be a qualified investment for a trust governed by an RRSP, RRIF, RESP, RDSP or a TFSA, the annuitant under an RRSP or RRIF, the subscriber under a RESP or the holder of a TFSA or RDSP, as the case may be, will be subject to a penalty tax if the securities are a "prohibited investment" within the meaning of the Tax Act for the RRSP, RRIF RESP, RDSP or TFSA. The Unit Shares, Warrants and Warrant Shares will generally not be a "prohibited investment" for a trust governed by an RRSP, RRIF RESP, RDSP or TFSA provided the holder of the TFSA or RDSP, the subscriber under a RESP or annuitant of the RRSP or RRIF, as the case may be: (i) deals at arm's length with the Company for the purposes of the Tax Act; and (ii) does not have a "significant interest" (as defined in the Tax Act) in the Company. In addition, the Unit Shares and Warrant Shares will generally not be a prohibited investment if such securities are "excluded property" (as defined in the Tax Act) for trusts governed by an RRSP, RRIF RESP, RDSP or TFSA. Prospective purchasers who intend to hold Unit Shares, Warrants or Warrant Shares in a Registered Plan should consult their own tax advisors regarding their particular circumstances.

CERTAIN CANADIAN FEDERAL INCOME TAX CONSIDERATIONS

In the opinion of Peterson McVicar LLP, counsel to the Company, and Stikeman Elliott LLP, counsel to the Underwriters, the following is, as of the date of this short form prospectus, a summary of the principal Canadian federal income tax considerations generally applicable to an investor who acquires a Unit, consisting of one Unit Share and one-half of one Warrant, pursuant to the Offering.

This summary applies only to a purchaser who is a beneficial owner of Unit Shares, Warrants or Warrant Shares acquired pursuant to this Offering, and who, for the purposes of the Tax Act, and at all relevant times, deals at arm's length with the Company and the Underwriters, is not affiliated with the Company or the Underwriters, and who acquires and holds the Unit Shares and any Warrant Shares acquired on the exercise of Warrants (hereinafter sometimes collectively referred to as "**Shares**") and Warrants as capital property (a "**Holder**"). Generally, the Shares and Warrants will be considered to be capital property to a Holder thereof provided that the Holder does not use the Shares or Warrants in the course of carrying on a business of trading or dealing in securities and such Holder has not acquired them in one or more transactions considered to be an adventure or concern in the nature of trade.

This summary does not apply to a Holder: (i) that is a "financial institution" for the purposes of the mark-to-market rules contained in the Tax Act; (ii) that is a "specified financial institution" as defined in the Tax Act; (iii), an interest in which would be a "tax shelter investment" as defined in the Tax Act; (iv) that has made a functional currency reporting election under the Tax Act; or (v) that has or will enter into a "derivative forward agreement" or a "synthetic deposit on arrangement", as those terms are defined in the Tax Act, with respect to the Shares or Warrants. Such Holders should consult their own tax advisors with respect to an investment in Units.

Additional considerations, not discussed herein, may be applicable to a Holder that is a corporation resident in Canada, and is, or becomes as part of a transaction or event or series of transactions or events that includes the acquisition of the Units, controlled by a non-resident corporation for purposes of the "foreign affiliate dumping" rules in section 212.3 of the Tax Act. Such Holders should consult their tax advisors with respect to the consequences of acquiring Units.

This summary is based upon the current provisions of the Tax Act and the regulations thereunder ("**Regulations**") in force as of the date hereof, counsel's understanding of the current published administrative policies and assessing practices of the Canada Revenue Agency (the "**CRA**") and all specific proposals to amend the Tax Act and the Regulations publicly announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof (the "**Tax Proposals**"). This summary assumes that the Tax

Proposals will be enacted substantially as proposed; however, no assurance can be given that the Tax Proposals will be enacted as proposed or at all. This summary does not otherwise take into account or anticipate any changes in law or the CRA's administrative policies or assessing practices, whether by legislative, governmental or judicial decision or action, nor does it take into account any provincial, territorial or foreign income tax legislation or considerations. This summary assumes that the Company is at all material times a "taxable Canadian corporation" within the meaning of the Tax Act.

This summary is of a general nature only, is not exhaustive of all possible Canadian federal income tax considerations and is not intended to be, nor should it be construed to be, legal or tax advice to any particular Holder. Accordingly, Holders should consult their own tax advisors with respect to their particular circumstances.

Allocation of Cost

The total purchase price of a Unit to a Holder must be allocated on a reasonable basis between the Unit Share and the one-half of one Warrant comprising a Unit to determine the cost of each to the Holder for purposes of the Tax Act. For its purposes, the Company intends to allocate $1.01 of the issue price of each Unit as consideration for the issue of each Unit Share and $0.05 of the issue price of each Unit as consideration for the issue of each one-half of one Warrant. Although the Company believes that its allocation is reasonable, it is not binding on the CRA or the Holder. The Holder's adjusted cost base of the Unit Share comprising a part of each Unit will be determined by averaging the cost allocated to the Unit Share with the adjusted cost base to the Holder of all Shares owned by the Holder as capital property immediately prior to such acquisition.

Exercise of Warrants

The exercise of a Warrant to acquire a Warrant Share will be deemed not to constitute a disposition of property for purposes of the Tax Act. As a result, no gain or loss will be realized by a Holder upon the exercise of a Warrant to acquire a Warrant Share. When a Warrant is exercised, the Holder's cost of the Warrant Share acquired thereby will be equal to the aggregate of the Holder's adjusted cost base of such Warrant and the exercise price paid for the Warrant Share. The Holder's adjusted cost base of the Warrant Share so acquired will be determined by averaging the cost of the Warrant Share with the adjusted cost base to the Holder of all Shares owned by the Holder as capital property immediately prior to such acquisition.

Holders Resident in Canada

The following section of this summary is generally applicable to a Holder who, for the purposes of the Tax Act, is or is deemed to be resident in Canada at all relevant times ("**Resident Holder**"). A Resident Holder whose Shares might not otherwise qualify as capital property may be entitled to make an irrevocable election permitted by subsection 39(4) of the Tax Act to deem the Shares, and every other "Canadian security" (as defined in the Tax Act), held by such person, in the taxation year of the election and each subsequent taxation year to be capital property. This election does not apply to Warrants. Resident Holders should consult their own tax advisors regarding this election.

Expiry of Warrants

In the event of the expiry of an unexercised Warrant, a Resident Holder generally will realize a capital loss equal to the Resident Holder's adjusted cost base of such Warrant. The tax treatment of capital gains and capital losses is discussed in greater detail below under the subheading "Capital Gains and Capital Losses".

Dividends

Dividends received or deemed to be received on the Shares will be included in computing a Resident Holder's income. In the case of an individual (other than certain trusts), such dividends will be subject to

the gross-up and dividend tax credit rules normally applicable in respect of "taxable dividends" received from "taxable Canadian corporations" (as defined in the Tax Act). An enhanced dividend tax credit will be available to individuals in respect of "eligible dividends" designated by the Company to the Resident Holder in accordance with the provisions of the Tax Act.

Dividends received or deemed to be received by a Resident Holder that is a corporation on the Shares must be included in computing its income but generally will be deductible in computing its taxable income. A Resident Holder that is a "private corporation" or a "subject corporation" (as such terms are defined in the Tax Act), may be liable to pay a refundable tax under Part IV of the Tax Act on dividends received or deemed to be received on the Shares to the extent such dividends are deductible in computing taxable income.

In certain circumstances, subsection 55(2) of the Tax Act will treat a taxable dividend received or deemed to be received by a Resident Holder that is a corporation as proceeds of disposition or a capital gain. Resident Holders that are corporations should consult their own tax advisors having regard to their own circumstances.

Dispositions of Shares and Warrants

Upon a disposition (or a deemed disposition) of a Share or a Warrant (other than on the exercise thereof), a Resident Holder generally will realize a capital gain (or a capital loss) equal to the amount by which the proceeds of disposition, net of any reasonable costs of disposition, are greater (or are less) than the adjusted cost base of such security to the Resident Holder. The tax treatment of capital gains and capital losses is discussed in greater detail below under the subheading "Capital Gains and Capital Losses".

Capital Gains and Capital Losses

Generally, a Resident Holder is required to include in computing its income for a taxation year one-half of the amount of any capital gain (a "**taxable capital gain**") realized in the year. Subject to and in accordance with the provisions of the Tax Act, a Resident Holder is required to deduct one-half of the amount of any capital loss (an "**allowable capital loss**") realized in a taxation year from taxable capital gains realized in the year by such Resident Holder. Allowable capital losses in excess of taxable capital gains realized in a taxation year may be carried back and deducted in any of the three preceding taxation years or carried forward and deducted in any following taxation year against taxable capital gains realized in such year to the extent and under the circumstances described in the Tax Act.

The amount of any capital loss realized on the disposition or deemed disposition of Shares by a Resident Holder that is a corporation may be reduced by the amount of dividends received or deemed to have been received by it on such shares or shares substituted for such shares to the extent and in the circumstances specified by the Tax Act. Similar rules may apply where a Share is owned by a partnership or trust of which a corporation, trust or partnership is a member or beneficiary. Resident Holders to whom these rules may be relevant should consult their own tax advisors.

A Resident Holder that is throughout the relevant taxation year a "Canadian-controlled private corporation" (as defined in the Tax Act) also may be liable to pay an additional refundable tax on its "aggregate investment income" (as defined in the Tax Act) for the year which will include taxable capital gains.

Minimum Tax

Capital gains realized and dividends received by a Resident Holder that is an individual or a trust, other than certain specified trusts, may give rise to minimum tax under the Tax Act. Resident Holders should consult their own advisors with respect to the application of the minimum tax.

Holders Not Resident in Canada

The following section of this summary is generally applicable to Holders who for the purposes of the Tax Act: (i) are not deemed to be resident in Canada at any time while they hold the Shares or Warrants; and (ii) do not use or hold the Shares or Warrants in carrying on a business in Canada ("**Non-Resident Holders**").

Special rules, which are not discussed in this summary, may apply to a Non-Resident Holder that is an insurer carrying on business in Canada and elsewhere. Such Holders should consult their own tax advisors.

Dividends

Dividends paid or credited or deemed to be paid or credited to a Non-Resident Holder by the Company will be subject to Canadian withholding tax at the rate of 25% on the gross amount of the dividend unless such rate is reduced by the terms of an applicable tax treaty. Under the *Canada-United States Tax Convention (1980)*, as amended (the "**Treaty**"), the rate of withholding tax on dividends paid or credited to a Non-Resident Holder who is resident in the U.S. for purposes of the Treaty and fully entitled to benefits under the Treaty (a "**U.S. Holder**") is generally limited to 15% of the gross amount of the dividend (or 5% in the case of a U.S. Holder that is a corporation beneficially owning at least 10% of the Company's voting shares). Not all persons who are residents of the United States will qualify for the benefits of the Treaty. Non-Resident Holders are advised to consult their tax advisors in this regard.

Dispositions of Shares and Warrants

A Non-Resident Holder generally will not be subject to tax under the Tax Act in respect of a capital gain realized on the disposition or deemed disposition of a Share or a Warrant, nor will capital losses arising therefrom be recognized under the Tax Act, unless the Share or Warrant constitutes "taxable Canadian property" to the Non-Resident Holder for purposes of the Tax Act, and the gain is not exempt from tax pursuant to the terms of an applicable tax treaty.

Provided the Shares are listed on a "designated stock exchange", as defined in the Tax Act (which includes the TSX), at the time of disposition, the Shares and Warrants generally will not constitute taxable Canadian property of a Non-Resident Holder at that time, unless at any time during the 60 month period immediately preceding the disposition the following two conditions are met concurrently: (i) one or any combination of the Non-Resident Holder, persons with whom the Non-Resident Holder did not deal at arm's length, partnerships in which the Non-Resident Holder or such non-arm's length person holds a membership interest (either directly or indirectly through one or more partnerships), or the Non-Resident Holder together with all such persons, owned 25% or more of the issued shares of any class or series of shares of the Company; and (ii) more than 50% of the fair market value of the Shares of the Company was derived directly or indirectly from one or any combination of real or immovable property situated in Canada, "Canadian resource properties" (as defined in the Tax Act), "timber resource properties" (as defined in the Tax Act) or an option, an interest or right in such property, whether or not such property exists. Notwithstanding the foregoing, a Share or Warrant may otherwise be deemed to be taxable Canadian property to a Non-Resident Holder for purposes of the Tax Act in certain circumstances. A Non-Resident Holder's capital gain (or capital loss) in respect of a disposition of Shares or Warrants that constitute or are deemed to constitute taxable Canadian property to a Non-Resident Holder (and are not "treaty-protected property" as defined in the Tax Act) will generally be computed in the manner described above under the subheading "Holders Resident in Canada — Dispositions of Shares and Warrants". Non-Resident Holders whose Shares or Warrants are taxable Canadian property should consult their own tax advisors regarding the tax and compliance considerations that may be relevant to them. There may be additional considerations not described herein in respect of a disposition of a Share by a Non-Resident Holder to the

Company. Non-Resident Holders who dispose of Shares to the Company should consult their own tax advisors.

RISK FACTORS

An investment in the Units involves a number of risks, including risks inherent in the industry in which the Company operates. In addition to the information set out below and the other information contained in this short form prospectus, including in the section entitled "*Cautionary Note Regarding Forward-Looking Information*", prospective purchasers should carefully consider the risk factors related to our business and operations set out in our Annual Information Form and in the other documents incorporated by reference in this short form prospectus. Any one or more of such risk factors could have a material adverse effect on our business, results of operations and financial condition, causing you to lose all or part of your investment. The risks and uncertainties described below are not the only ones faced by the Company. Additional risks and uncertainties that the Company is not aware of or focused on, or currently deems to be immaterial, may also impair the Company's business operations and cause the price of the Company's Common Shares to decline.

Risks Related to Offering

Use of Proceeds

The Company currently intends to use the net proceeds received from the Offering (including on any exercise of the Over-Allotment Option) as described under "*Use of Proceeds*". However, the Company has broad discretion over the actual use of the net proceeds and may elect to allocate net proceeds differently from that described under "*Use of Proceeds*" if determined to be in the Company's best interests to do so. Shareholders may not agree with the manner in which the Company chooses to allocate and spend the net proceeds. The failure by the Company to use the net proceeds effectively could have a material adverse effect on the Company's business.

Dilution

The Company may sell or issue additional Common Shares or other securities in the future to finance future activities, including its growth strategy. The Company cannot predict the size of future issuances of securities or the effect, if any, that future issuances and sales of securities will have on the market price of the Common Shares. Issuances of substantial numbers of Common Shares, or the perception that such issuances could occur, may adversely affect prevailing market prices of the Common Shares. With any additional issuance of Common Shares, investors will suffer dilution to their voting power and the Company may experience dilution in its earnings per share.

The Common Shares and Warrants are Subject to Market Price Volatility

The market price at which the Common Shares and Warrants will trade cannot be predicted. The market price of the Common Shares and Warrants may be adversely affected by a variety of factors relating to our business, including fluctuations in operating and financial results. In addition, the stock markets in general have recently experienced extreme volatility. This volatility may adversely affect the market price of the Common Shares and Warrants. The liquidity of the Common Shares and Warrants may also be impacted by general market volatility.

Investment Eligibility

There can be no assurance that the Units will continue to be qualified investments under relevant Canadian tax laws for trusts governed by RRSPs, RRIFs, deferred profit sharing plans, RESPs, RDSPs and TFSAs. The Tax Act imposes penalties for the acquisition or holding of nonqualified or prohibited investments. See "*Eligibility for Investment*".

Book-Based System

Unless and until certificated Unit Shares and Warrants are issued in exchange for book-entry interests in the Unit Shares and Warrants, owners of the book-entry interests will not be considered owners or holders of Unit Shares and Warrants. Instead, the depository or its nominee will be the sole holder of the Unit Shares and Warrants. Unlike holders of the Unit Shares and Warrants themselves, owners of book-based interests will not have the direct right to act upon the Company's solicitations or requests or other actions from holders of the Unit Shares and Warrants. Instead, holders of beneficial interests in the Unit Shares and Warrants will be permitted to act only to the extent such holders have received appropriate proxies to do so from CDS or, if applicable, a CDS participant. There is no assurance that procedures implemented for the granting of such proxies will be sufficient to enable holders of beneficial interests in the Unit Shares and Warrants to vote on any requested actions on a timely basis. See "*Plan of Distribution – Book-Based System*".

No Market for the Warrants Currently Exists

The Company has made an application to list the Warrants for trading on the TSX; however, there can be no assurance that the Warrants will be so listed. There is currently no market through which the Warrants can be sold and purchasers may not be able to resell such securities purchased under this Prospectus. This may affect the pricing of the Warrants in the secondary market, the transparency and availability of trading prices, the liquidity of such securities and the extent of issuer regulation.

Risks Related to the Company and its Business

Fluctuation of Metal Prices

Even if commercial quantities of mineral deposits are discovered, there is no guarantee that a profitable market will exist for the sale of the metals produced. Factors beyond the control of the Company may affect the marketability of any substances discovered. The prices of various metals have experienced significant movement over short periods of time, and are affected by numerous factors beyond the control of the Company, including international economic and political trends, expectations of inflation, currency exchange fluctuations, interest rates and global or regional consumption patterns, speculative activities and increased production due to improved mining and production methods. The supply of and demand for metals are affected by various factors, including political events, economic conditions and production costs in major producing regions. There can be no assurance that the price of any minerals contained in a deposit will be such that the Company's properties can be mined at a profit. The Company is particularly exposed to the risk of movement in the price of silver. Declining market prices for silver could have a material effect on the Company's profitability, and the Company's policy is not to hedge its exposure to silver.

No Assurance of Profitability

The Company has a limited history of earnings and due to the nature of its business there can be no assurance that the Company will be profitable. The Company has not paid dividends on its Common Shares since incorporation and does not anticipate doing so in the foreseeable future. The only present source of funds available to the Company is from the anticipated cash flow generated by the Company's mining activities at the Platosa Project or through the sale of its equity shares, short-term high-cost borrowing, or the sale or optioning of a portion of its interest in its mineral properties. Even if the results of exploration are encouraging, the Company may not have sufficient funds to conduct the further exploration that may be necessary to determine whether or not a commercially mineable deposit exists. While the Company may generate additional working capital through cash flow from mining operations, further equity offerings, short-term borrowing or through the sale or possible syndication of its properties, there is no assurance that any such funds will be available on favourable terms, or at all. At present, it is impossible to determine what amounts of additional funds, if any, may be required. Failure to raise such additional capital could put the continued viability of the Company at risk.

Resource Exploration and Development is a Speculative Business

Resource exploration and development is a speculative business and involves a high degree of risk, including, among other things, unprofitable efforts resulting not only from the failure to discover mineral deposits but from finding mineral deposits which, though present, are insufficient in size to return a profit from production. The marketability of natural resources that may be acquired or discovered by the Company will be affected by numerous factors beyond the control of the Company. These factors include market fluctuations, the proximity and capacity of natural resource markets, and government regulations, including regulations relating to prices, taxes, royalties, land use, importing and exporting of minerals and environmental protection. The exact effect of these factors cannot be accurately predicted, but the combination of these factors may result in the Company not receiving an adequate return on invested capital. The majority of exploration projects do not result in the discovery of commercially mineable deposits of ore.

Dependence on Operations in Mexico

The Company's operations at the Platosa Project and the Miguel Auza Mill in Mexico is expected to account for all the Company's commercial production in 2019, and will continue to account for all of the Company's commercial production until such time as any other potential mines on the Company's properties are developed and placed into commercial production, or the Company makes an acquisition of a producing mine. Any adverse condition affecting mining or milling conditions at the Platosa Mine or the Miguel Auza Mill could be expected to have a material adverse effect on the Company's financial performance and results of operations. The Company also anticipates using revenue generated by its operations at Platosa to finance a substantial portion of the capital expenditures required for its exploration activities. Unless the Company can successfully develop and bring into production other mineral projects on its existing properties or otherwise acquire mineral-producing assets, the Company will be dependent on Platosa for its commercial production. Further, there can be no assurance that the Company's current exploration and development programs at its projects will result in any new economically viable mining operations or yield new mineral resources to replace and expand current mineral resources.

Failure to Achieve Production Estimates

Estimates of future production from the Platosa Project operations as a whole are derived from a mine plan prepared by the Platosa's engineering staff on an annual basis and adjusted during the year to reflect conditions encountered during underground development and mining activities. These plans are reviewed by senior management and are subject to change. The Company cannot give any assurance that it will achieve its production estimates. The failure to achieve the anticipated production estimates could have a material and adverse effect on any or all of the Company's future cash flows, results of operation and financial condition. The mine plan has been developed based on, among other things, mining experience, Mineral Resource estimates, assumptions regarding ground conditions and physical characteristics of the Platosa mineralization (such as hardness, specific gravity and presence or absence of certain metallurgical characteristics) and estimated rates and costs of production.

Actual production may vary from estimates for a variety of reasons, including risks and hazards of the types discussed above, and as set out below:

- actual ore mined varying from estimates in grade, tonnage and metallurgical recoveries and other characteristics;
- mining dilution;
- excessive water encountered during mine development and production;
- ramp wall failures or cave-ins;
- ventilation and adverse temperature levels underground;
- industrial accidents;
- equipment failures;

- natural phenomena such as inclement weather conditions, floods, blizzards, droughts, rock slides and earthquakes;
- encountering unusual or unexpected geological conditions;
- changes in power costs and potential power shortages;
- shortages of principal supplies needed for operation, including explosives, fuels, chemical reagents, water, equipment parts and lubricants;
- restrictions imposed by government agencies;
- labour shortages or strikes;
- civil disobedience and protests; and
- inability to find and retain qualified personnel.

Such occurrences could result in damage to mineral properties, interruptions in production, injury or death to persons, damage to the Company's property or the property of others, environmental damage, monetary losses and legal liabilities. These factors may cause a mineral deposit that has been mined profitably in the past to become unprofitable.

Uncertainty of Resource Estimates

The Company has engaged internal and expert independent technical consultants to advise it on, among other things, Mineral Resources, geotechnical, metallurgy and project engineering. The Company believes that these experts are competent and that they have carried out their work in accordance with all internationally recognized industry standards. If, however, the work conducted by, and the Mineral Resource estimates of these experts are ultimately found to be incorrect or inadequate in any material respect, such events could materially and adversely affect the Company's future operations, cash flows, earnings, results of operations, financial condition and the economic viability of its projects.

The Mineral Resource estimates in respect of the Platosa Project are based on limited information acquired through drilling and, in some cases, through underground exploration and mining. No assurance can be given that the anticipated tonnages and grades will be achieved or that the indicated level of recovery will be realized. The grade of mineralization actually recovered may differ materially and adversely from the estimated average grades in the resource estimate. Future production could differ dramatically from Mineral resource estimates for, among others, the following reasons:

- mineralization or formations could be different from those predicted by drilling, sampling and similar examinations;
- increases in operating mining costs and processing costs could adversely affect Mineral Resources;
- the grade of the Mineral Resources may vary significantly from time to time and there is no assurance that any particular level of silver, lead or zinc may be recovered from the Mineral Resources; and
- declines in the market price of silver, lead or zinc may render the mining of some or all of the Mineral Resources uneconomic.

Any of these factors may require the Company to reduce its Mineral Resource estimates or increase its cost estimates. Short-term factors, such as the need for the additional development of a deposit or the processing of new different grades, may impair the Company's profitability. Should the market price of metals fall, the Company could be required to materially write down its investment in mining properties or delay or discontinue production or the development of new projects.

No Defined Mineral Reserves

The Company has not defined any Mineral Reserves on its concessions at the Platosa Project and there can be no assurance that any of the concessions under exploration contain commercial quantities of any minerals. Even if commercial quantities of minerals are identified, there can be no assurance that the Company will be able to exploit the resources or, if the Company is able to exploit them, that it will do so

on a profitable basis. Substantial expenditures may be required to locate and establish Mineral Reserves, to develop metallurgical processes and to construct mining and processing facilities at a particular site, and substantial additional financing may be required. It is impossible to ensure that the exploration or development programs planned by the Company will result in a profitable commercial mining operation. The decision as to whether a particular property contains a commercial mineral deposit and should be brought into production will depend on the results of exploration programs and/or feasibility studies, and the recommendations of duly qualified engineers and geologists. Several significant factors will be considered, including, but not limited to: (i) the particular attributes of the deposit, such as size, grade and proximity to infrastructure; (ii) metal prices, which are highly cyclical; (iii) government regulations, including regulations relating to prices, taxes, royalties, land tenure, land use, importing and exporting of minerals and environmental protection; (iv) ongoing costs of production; and (v) availability and cost of additional funding. The exact effect of these factors cannot be accurately predicted, but the combination of these factors may result in the Company not receiving an adequate return on invested capital.

The Company is Dependent on Its Workforce at the Platosa Project and is Therefore Sensitive to Labour Disruptions

The Company is dependent on its workforce at its material producing property and mill operations in Mexico. The Company endeavours to maintain good relations with its workforce in order to minimize the possibility of strikes, lock-outs and other stoppages at the site. Relations between the Company and its employees may be impacted by changes in labour relations which may be introduced by, among other things, employee groups, competing labour unions, and the relevant governmental authorities in whose jurisdictions the Company carries on business.

During 2011 and 2012, operations at the Company's La Platosa mine were interrupted by illegal blockades and associated demonstrations relating to a campaign by competing unions to acquire control of Excellon's workforce. Certain of these demonstrations included participation by members of local Ejido. The demonstrations impeded access by the Company's workforce to the mine resulting in lost days of production and, in respect of one interruption, an adverse impact on the financial results of the Company. Further labour disruptions at the La Platosa mine could have a material adverse impact on the Company's business, results of operations and financial condition. During 2017 the Company began to strengthen its community relations processes to identify, map and engage stakeholders on a more regular basis. The Company believes these improvements will help maintain and enhance its relationships, especially with local communities, thereby reducing the likelihood of future production disruptions.

The Company's employees are represented by a labour union under a collective labour agreement. The Company may not be able to satisfactorily renegotiate the collective labour agreement when it expires. In addition, the existing labour agreement may not prevent a strike or work stoppage at our facilities in the future, and any such work stoppage could have a material adverse effect on the Company's earnings.

Surface Rights and Access

Although the Company acquires the rights to some or all of the minerals in the ground subject to the mineral tenures that it acquires, or has a right to acquire, in most cases it does not thereby acquire any rights to, or ownership of, the surface to the areas covered by its mineral tenures. In such cases, applicable mining laws usually provide for rights of access to the surface for the purpose of carrying on mining activities, however, the enforcement of such rights can be costly and time consuming. It is necessary to negotiate surface access or to purchase the surface rights if long-term access is required. There can be no guarantee that, despite having the right at law to access the surface and carry on mining activities, the Company will be able to negotiate satisfactory agreements with any such existing landowners/occupiers for such access or purchase of such surface rights, and therefore it may be unable to carry out planned mining activities. In addition, in circumstances where such access is denied, or no agreement can be reached, the Company may need to rely on the assistance of local officials or the courts in such jurisdiction, the outcomes of which cannot be predicted with any certainty. The inability of the Company to secure surface access or purchase required surface rights could materially and adversely affect the timing, cost or overall ability of the Company to develop any mineral deposits it may locate.

During the Q3 2012, the Company sued the Ejido La Sierrita (the "**Ejido**") to terminate a 30-year surface rights agreement ("**SRA**") in respect of 1,100 hectares of exploration ground west and northwest of the Platosa Mine and for various damages relating to an illegal blockade of the mine during Q3 2012. The Ejido also sued for termination of the SRA after being advised of Excellon's suit.

In Q3 2016, the Company received a resolution from the Tribunal Unitario Agrario del Distrito Sexto in Torreón, Coahuila (the "**Agrarian Tribunal**") on the legal action. The Agrarian Tribunal ruled in favour of the Company's application to rescind the SRA. The Resolution also included (i) an award to Excellon of 5.5 million pesos payable by the Ejido for losses and damages related to the illegal blockade and (ii) an award to the Ejido of 5.5 million pesos payable by Excellon as indemnity for not building a water treatment plant under the terms of the SRA. The two awards set-off against each other, with neither side being required to pay any amount to the other.

After appeal by both parties to the court of appeal in Coahuila, the case was returned to the Agrarian Tribunal. In Q3 2017, the Agrarian Tribunal once again ruled in favour of the Company, with the rescission of the SRA being upheld. The Court also eliminated the set-off in damages between the parties, with the end result being the simple rescission of the SRA. Both the Company and the Ejido have appealed this decision: the Company for payment of damages in respect of the illegal blockade of the mine in third quarter of 2012 and the Ejido for rental payments from 2014-2016.

Excellon holds 20,969 hectares of mineral concessions at Platosa. These rights entitle the Company to explore for and mine minerals at Platosa and in an extensive surrounding area. Excellon also owns all surface rights needed to produce silver from the Platosa Mine and conduct further surface and underground exploration for further high-grade manto mineralization and the skarn/source of the Platosa mantos.

Enforcement of Legal Rights

The Company's material subsidiaries are organized under the laws of foreign jurisdictions and certain of the Company's directors, management personnel and experts are located in foreign jurisdictions. Given that the Company's material assets and certain of its directors, management personnel and experts are located outside of Canada, investors may have difficulty in effecting service of process within Canada and collecting from or enforcing against the Company or its directors, officers and experts, any judgments obtained by the Canadian courts or Canadian securities regulatory authorities and predicated on the civil liability provisions of Canadian securities legislation or otherwise. Similarly, in the event a dispute arises from the Company's foreign operations, the Company may be subject to the exclusive jurisdiction of foreign courts or may not be successful in subjecting foreign persons to the jurisdictions of courts in Canada.

Security Considerations

The Platosa mine is located in the State of Durango, Mexico. Criminal activities in the region may disrupt operations, prevent the Company from hiring qualified personnel or impair the Company's ability to access sources of capital. Risks associated with conducting business in the region include risks related to personnel safety and asset security. These risks may result in serious adverse consequences including, among other things, personal injury, crime related activity and disturbances, and damage or theft of Company property. Given the importance of operations in the State of Durango for the Company, such events resulting from criminal activity could have a material adverse effect on the Company's cash flows, earnings, results of operations and financial condition, and make it more difficult for the Company to obtain any necessary financing. Although the Company has developed procedures regarding these risks, due to the unpredictable nature of criminal activities, there is no assurance that the Company's efforts are able to effectively mitigate risks and safeguard personnel and Company property effectively.

Permits and Licences

The operations of the Company require licenses and permits from various governmental authorities. The Company currently has all permits and licences that it believes are necessary to carry out its current

exploration, development and mining operations at its projects including, without limitation, the permits required to construct and operate the Platosa mine and the Miguel Auza Mill. The Company may require additional licences or permits in the future and there can be no assurance that the Company will be able to obtain all such additional licenses and permits. In addition, there can be no assurance that any existing licences and permits will be renewable if and when required or that such existing licences and permits will not be revoked.

Mining Industry is Intensely Competitive

The Company's business is the acquisition, exploration, development, and exploitation of mineral properties. The mining industry is intensely competitive, and the Company competes with other companies that have far greater financial resources, more significant investments in capital equipment and mining infrastructure for the ongoing development, exploration and acquisition of mineral interests, as well as for the recruitment and retention of qualified employees.

Infrastructure

Mining, processing, development and exploration activities depend, to one degree or another, on adequate infrastructure. Reliable roads, bridges, power sources and water supply are important determinants, which affect capital and operating costs. Unusual or infrequent weather phenomena, sabotage, government or other interference in the maintenance or provision of such infrastructure, could adversely affect the Company's business.

Uninsured or Uninsurable Risks

In the course of exploration, development and production of mineral properties, several risks and, in particular, unexpected or unusual geological or operating conditions, may occur. It is not always possible to fully insure against such risks, and the Company may decide not to take out insurance against such risks as a result of high premiums or other reasons. Should such liabilities arise they could reduce or eliminate any future profitability and result in an increase in costs and a decline in value of the Common Shares.

Government Regulation

Any exploration, development or mining operations carried on by the Company will be subject to government legislation, policies and controls relating to prospecting, development, production, environmental protection, mining taxes, health and safety, and employment standards. As indicated above, the Company requires permits and licenses from a variety of governmental authorities. The Company's mining, exploration and development projects could be adversely affected by amendments to such laws and regulations, by future laws and regulations, by more stringent enforcement of current laws and regulations, by changes in policies affecting foreign trade, investment, mining and repatriation of financial assets, by shifts in political attitudes and by exchange controls and currency fluctuations. The Company cannot predict the extent to which future legislation and regulation could cause additional expenses, capital expenditures, restrictions, and delays in the development of its properties, including those with respect to unpatented mining claims. Further, there can be no assurance that the Company will be able to obtain or maintain all necessary licenses and permits that may be required to carry out exploration, development and mining operations at its projects.

Recent Reforms in Mexico

The Company's operations in Mexico are subject to Mexican federal and State laws and regulations. In 2013, the Mexican Congress approved a tax reform package, which came into effect on January 1, 2014. The tax reform includes, among other things, maintaining the current corporate tax rate of 30% (previously scheduled as 29% in 2014 and 28% in 2015), a broadened tax base, the elimination of the single rate business tax, the introduction of a 7.5% mining royalty on profits derived from the sale of minerals and the introduction of an extraordinary mining royalty of 0.5% on the gross income derived from the sale of precious

metals. In addition, a new 10% withholding tax on dividend distributions to non-residents (subject to income tax treaty provisions) will be imposed at the distributing company level. The tax reform applies on a prospective basis and therefore could have a material impact on the Company's future earnings and cash flows, and possibly on future capital investment decisions.

In December 2016, the Congress of Zacatecas approved the *Revenue Law for 2017*, effective as of January 1, 2017. The Revenue Law includes a new set of "Green Taxes" designed to increase tax revenue to be used for purposes of reducing the environmental impact of industrial activities carried out in the State. The new taxes must be paid no later than the first 17 days of the month succeeding the one in which the charges were incurred. The Green Taxes include: Environmental Remediation Tax on the Extraction of Materials; Tax on Gas Emissions to the Atmosphere; Tax on Emissions of Pollutants to the Soil, Subsoil and Water; and Tax on the Disposal of Wastes.

In addition, the State has also raised the Tax for the Autonomous University of Zacatecas from 5% to 10%. This tax is due on the total amount of local duties and taxes paid by the taxpayers in Zacatecas, including Green Taxes during 2017. In 2018, a decree was issued again granting 70% relief for all Green taxes payable in 2018. In 2019, another decree was issued granting only 25% relief for all Green taxes payable in 2019. In February 2019, the Company received a favorable resolution against the Green Tax for Environmental Remediation on the Extraction of Material. An appeal against the remaining Green Taxes (Tax on Gas Emissions to the Atmosphere; Tax Emissions of Pollutants to the Soil, Subsoil and Water; and Tax on the Disposal of Wastes) remains to be resolved.

Environmental Matters

Existing and possible future environmental legislation, regulations and actions could cause significant expense, capital expenditures, restrictions and delays in the activities of the Company, the extent of which cannot be predicted, and which may well be beyond the capacity of the Company to fund. The Company's right to exploit the mining properties is subject to various reporting requirements and to obtaining certain government approvals and there is no assurance that such approvals, including environmental approvals, will be obtained without inordinate delay or at all.

Environmental legislation is evolving in a manner which will require, in certain jurisdictions, stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and a heightened degree of responsibility for companies and their officers, directors and employees. No certainty exists that future changes in environmental regulation, if any, will not adversely affect the Company's operations or development properties. Environmental hazards may exist on the Company's properties which are unknown to management at present and which have been caused by previous owners or operators of the properties.

Failure to comply with applicable environmental laws, regulations and permitting requirements may result in enforcement actions thereunder, including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment, or remedial actions. Parties engaged in the exploration or development of exploration properties may be required to compensate those suffering loss or damage by reason of such parties' activities and may have civil or criminal fines or penalties imposed for violations of applicable laws or regulations.

Decommissioning and Site Rehabilitation Costs

During the year ended December 31, 2018, the Company re-assessed its reclamation costs at each of its mines based on updated mine life estimates, rehabilitation and closure plans. The total undiscounted amount of estimated cash flows required to settle the Company's obligations is MXN 39,299,000 (US$1.9 million) of which MXN 18,727,000 (US$1.0 million) of the reclamation obligation relates to the Platosa mine, and MXN 20,572,000 (US$1.0 million) relates to the Miguel Auza mine. The present value of the reclamation liabilities, which has been discounted using a risk-free rate of 6.9%, may be subject to change based on management's current estimates, changes in the remediation technology or changes to applicable

laws and regulations. Such changes will be recorded in the accounts of the Company as they occur.

The costs of performing the decommissioning and reclamation must be funded by the Company's operations. These costs can be significant and are subject to change. The Company cannot predict what level of decommissioning and reclamation may be required in the future by regulators. If the Company is required to comply with significant additional regulations or if the actual cost of future decommissioning and reclamation is significantly higher than current estimates, this could have an adverse impact on the Company's future cash flows, earnings, results of operations and financial condition.

Foreign Countries and Regulatory Requirement

The Company's projects and interests are located in Mexico, where mineral exploration and mining activities may be affected in varying degrees by political instability, economic conditions, expropriation or nationalization of property and changes in government regulations such as tax laws, business laws, environmental laws and mining laws, affecting the Company's business in these countries. Any changes in regulations or shifts in political conditions are beyond the control of the Company and may adversely affect its business, or if significant enough, may make it impossible to continue to operate in these countries. Operations may be affected in varying degrees by government regulations with respect to restrictions on production, price controls, foreign exchange restrictions, export controls, income taxes, expropriation of property, environmental legislation and mine safety.

Compliance with Anti-Corruption Laws

The Company's operations are governed by, and involve interaction with, many levels of government in Mexico. The Company is subject to various anti-corruption laws and regulations such as the Canadian Corruption of Foreign Public Officials Act, which prohibit a company and its employees or intermediaries from bribing or making improper payments to foreign officials or other persons to obtain or retain business or gain some other business advantage. The Platosa Mine and Miguel Auza Mill are located in Mexico and, according to Transparency International, Mexico is perceived as having fairly high levels of corruption relative to Canada. The Company cannot predict the nature, scope or effect of future regulatory requirements to which the Company's operations might be subject or the manner in which existing laws might be administered or interpreted.

Failure to comply with the applicable anti-corruption laws and regulations could expose the Company and its senior management to civil or criminal penalties or other sanctions, which could materially and adversely affect the Company's business, financial condition and results of operations. Likewise, any investigation of any alleged violations of the applicable anti-corruption legislation by Canadian or foreign authorities could also have an adverse impact on the Company's business, reputation, financial condition and results of operations. Although the Company has adopted policies to mitigate such risks, such measures may not be effective in ensuring that the Company, its employees or third-party agents will comply with such laws.

Dependence upon Others and Key Personnel

The success of the Company's operations will depend upon numerous factors, many of which are beyond the Company's control, including the ability to produce minerals; the ability to attract and retain additional key personnel in sales, marketing, technical support and finance; and the ability and the operating resources to develop and maintain the properties held by the Company. The Company hires employees or consultants in Mexico to assist it in conducting its operations in accordance with Mexican laws. The Company also purchases certain supplies and retains the services of various companies in Mexico to meet its business plans. It may be difficult to find or hire qualified people in the mining industry who are situated in Mexico or to obtain all the necessary services or expertise in Mexico or to conduct operations on its projects at reasonable rates. If qualified people and services or expertise cannot be obtained in Mexico, the Company may need to seek and obtain those services from people located outside Mexico, which will require work permits and compliance with applicable laws and could result in delays and higher costs to the Company to conduct its operations in Mexico. Recruiting and retaining qualified personnel is critical to the Company's success. The number of persons skilled in acquisition, exploration and development of

mining properties is limited and competition for such persons is intense. As the Company's business activity grows, the Company will require additional key executive, financial, operational, administrative and mining personnel. Although the Company believes that it will be successful in attracting, training and retaining qualified personnel, there can be no assurance of such success. If the Company is not successful in attracting and training qualified personnel, the efficiency of its operations could be affected, which could have a material adverse effect on the Company's results of operations and profitability. The Company strongly depends on the business and technical expertise of its small group of management and key personnel. There is little possibility that this dependence will decrease in the near term. Key man life insurance is not in place on management and key personnel. If the services of the Company's management and key personnel were lost, it could have a material adverse effect on future operations.

Failure of Information Systems

The Company's information systems, and those of its third-party service providers and vendors, are vulnerable to an increasing threat of continually evolving cybersecurity risks. These risks may take the form of malware, computer viruses, cyber threats, extortion, employee error, malfeasance, system errors or other types of risks, and may occur from inside or outside of our organization. Cybersecurity risk is increasingly difficult to identify and quantify and cannot be fully mitigated because of the rapid evolving nature of the threats, targets and consequences. Additionally, unauthorized parties may attempt to gain access to these systems or the Company's information through fraud or other means of deceiving third-party service providers, employees or vendors. The Company's operations depend, in part, on how well the Company and its suppliers protect networks, equipment, information technology ("IT") systems and software against damage from a number of threats. The Company have entered into agreements with third parties for hardware, software, telecommunications and other services in connection with its operations. The Company's operations and mining operations also depend on the timely maintenance, upgrade and replacement of networks, equipment, IT systems and software, as well as pre-emptive expenses to mitigate the risks of failures. However, if the Company is unable or delayed in maintaining, upgrading or replacing its IT systems and software, the risk of a cyber security incident could materially increase. Any of these and other events could result in information system failures, delays and/or increases in capital expenses. The failure of information systems or a component of information systems could, depending on the nature of any such failure, adversely impact the Company's reputation and results of operations.

In addition, targeted attacks on the Company's systems (or on systems of third parties that the Company relies on), failure or non-availability of a key IT system or a breach of security measures designed to protect the Company's IT systems could result in disruptions to its operations through delays or the corruption and destructions of its data, extensive personal injury, property damage, loss of confidential information or financial or reputational risks. There can be no assurance that the Company's ability to monitor for or mitigate cybersecurity risks will be fully effective, and the Company may fail to identify cybersecurity breaches or discover them in a timely way.

Currency Fluctuations

The Company maintains its accounts in Canadian and US dollars and Mexican pesos. The Company's operations are in Mexico and some of its payment commitments and exploration expenditures under the various agreements governing its rights to the Platosa Project and Miguel Auza Project are denominated in US dollars, making these rights subject to foreign currency fluctuations. Such fluctuations may materially affect the Company's financial position and results. The Company engages in limited currency hedging and price protection programs to manage such risk, but there is no certainty that such activities will be sufficient to hedge against significant or prolonged currency fluctuations in the future.

Price Fluctuations and Share Price Volatility

In recent years, the securities markets in the United States and Canada have experienced a high level of price and volume volatility, and the market price of securities of many companies, particularly those considered development stage companies, have experienced wide fluctuations in price which have not

necessarily been related to the operating performance, underlying asset values or prospects of such companies. There can be no assurance that continual severe fluctuations in price will not occur.

Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The primary source of funds available to the Company is cash flow generated by the Platosa Mine. The Company has in place a planning and budgeting process to help determine the funds required to support the Company's normal operating requirements on an ongoing basis, to support its exploration plans, and to ensure that it will have sufficient liquidity to meet its liabilities when due. To the extent the Company does not believe it has sufficient liquidity to meet these obligations, management will consider securing additional funds through equity or debt transactions.

As at June 30, 2019 the Company had outstanding accounts payable excluding accrued liabilities, which are due within 90 days or less.

Credit Risk

Credit risk is the risk of unexpected loss if a customer or third party to a financial instrument fails to meet its contractual obligations. The Company's credit risk is primarily attributable to cash and cash equivalent. Management believes the credit risk on cash and cash equivalents is very low since the Company's cash and cash equivalents balance are held at large international financial institutions with strong credit ratings.

The Company is exposed to credit risk from its customers, which are large multi-national corporations operating in the mining and oil & gas industries. Accounts receivable are subject to normal industry credit risks and are considered low.

Acquisition Strategy

As part of the Company's business strategy, it has sought and will continue to seek new exploration, development and mining opportunities in the resource industry. As a result, the Company may from time to time acquire additional mineral properties or securities of issuers which hold mineral properties. In pursuit of such opportunities, the Company may fail to select appropriate acquisition candidates or negotiate acceptable arrangements, including arrangements to finance acquisitions or integrate the acquired businesses and their personnel into the Company. The Company cannot assure that it can complete any acquisition or business arrangement that it pursues on favourable terms, or that any acquisitions or business arrangements completed will ultimately benefit the Company.

Conflicts of Interest

Certain directors and officers are directors and/or officers of other mineral exploration companies and as such may, in certain circumstances, have a conflict of interest, if any, which arise will be subject to and governed by procedures prescribed by the Company's governing corporate law statute which requires a director of a corporation who is a party to, or is a director or an officer of, or has some material interest in any person who is a party to, a material contract or proposed material contract with the company to disclose his or her interest and, in the case of directors, to refrain from voting on any matter in respect of such contract unless otherwise permitted under such legislation.

LEGAL MATTERS

Certain legal matters relating to the Offering will be passed upon by Peterson McVicar LLP on behalf of the Company and Stikeman Elliott LLP on behalf of the Underwriters. As at the date of this short form prospectus, the partners and associates of each of Peterson McVicar LLP and Stikeman Elliott LLP who participated in or were in a position to directly influence the preparation of the opinions of their respective firms. As at the date hereof, each of the aforementioned partnerships (and their partners, associates and

employees) beneficially own, directly or indirectly, less than 1% of the outstanding Common Shares and warrants, and such groups respectively each own less than 1% of the outstanding securities of any associate or affiliate of the Company.

INTEREST OF EXPERTS

All scientific and technical information relating to the Company's Platosa Project contained in this short form prospectus or incorporated by reference herein, is solely derived from the report entitled "Technical Report for the Platosa Silver-Lead-Zinc Mine, Mexico" dated September 7, 2018 as prepared by Michael Selby, P.Eng., Sebastien Bernier, P.Geo., Mark Liskowich, P.Geo. and Blair Hrabi, P.Geo. of SRK Consulting (Canada) Inc., Chantal Jolette, PGeo. of Analytical Solutions Ltd. and Ben Pullinger, PGeo, Senior Vice President Geology and Denis Flood, PEng, Vice President Technical Services of the Company. Selby, Bernier, Liskowich, Hrabi and Jolette are independent "Qualified Persons" as defined in National Instrument 43-101 – Standard of Disclosure for Mineral Projects ("**NI 43-101**"). Pullinger and Flood are "Qualified Persons" as NI 43-101 but senior officers of the Company and are not independent.

The aforementioned firm and persons each held less than 1% of the outstanding securities of the Company or of any associate or affiliate of the Company when they prepared the aforementioned report or following the preparation of the report, and did not receive any direct or indirect interest in any securities of the Company or any associate or affiliate of the Company in connection with the preparation of the report.

PricewaterhouseCoopers LLP, 18 York Street, Suite 2600, Toronto, Ontario, Canada, M5J 0B2, are the auditors of the Company and have confirmed that they are independent of the Company within the meaning of the Rules of Professional Conduct of the Chartered Professional Accountants of Ontario.

AGENT FOR SERVICE OF PROCESS

The following directors of the Company, Alan R. McFarland and Oliver Fernández, reside outside of Canada. Although each of them has appointed the Company at, 10 King Street East, Suite 200, Toronto, Ontario, M5C 2C3, as their agent for service of process, purchasers are advised that it may not be possible for investors to enforce judgments obtained in Canada against any person or company that is incorporated, continued or otherwise organized under the laws of a foreign jurisdiction or resides outside of Canada, even if the party has appointed an agent for service of process.

STATUTORY RIGHTS OF WITHDRAWAL AND RECESSION

Securities legislation in certain of the provinces of Canada provides purchasers with the right to withdraw from an agreement to purchase securities. This right may be exercised within two business days after receipt or deemed receipt of a prospectus and any amendment. In several of the provinces, the securities legislation further provides a purchaser with remedies of rescission or, in some jurisdictions, revisions of the price or damages if the prospectus and any amendment contains a misrepresentation or is not delivered to the purchaser, provided that the remedies for rescission, revisions of the price or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser's province. Purchasers should refer to any applicable provisions of the securities legislation of their province for the particulars of these rights or consult with a legal advisor.'

In an offering of Warrants, investors are cautioned that the statutory right of action for damages for a misrepresentation contained in a prospectus is limited, in certain provincial securities legislation, to the price at which the Warrant is offered to the public under the prospectus offering. This means that, under the securities legislation of certain provinces, if the purchaser pays additional amounts upon conversion, exchange or exercise of the security, those amounts may not be recoverable under the statutory right of action for damages that applies in those provinces. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser's province for the particulars of this right of action for damages or consult with a legal adviser.

CERTIFICATE OF THE COMPANY

Dated: August 20, 2019

This short form prospectus, together with the documents incorporated in this prospectus by reference, constitutes full, true and plain disclosure of all material facts relating to the securities offered by this prospectus as required by the securities legislation of each of the provinces of Canada, other than Québec.

By: (Signed) *"Brendan Cahill"* Chief Executive Officer	By: (Signed) *"Anna Ladd-Kruger"* Chief Financial Officer

On behalf of the Board of Directors

By: (Signed) *"André Fortier"* Director	By: (Signed) *"Andrew Farncomb"* Director

CERTIFICATE OF THE UNDERWRITERS

Dated: August 20, 2019

To the best of our knowledge, information and belief, this short form prospectus, together with the documents incorporated in this prospectus by reference, constitutes full, true and plain disclosure of all material facts relating to the securities offered by this prospectus as required by the securities legislation of each of the provinces of Canada, other than Québec.

CORMARK SECURITIES INC.

By: (Signed) *"David Sadowski"*
Managing Director, Investment Banking

PI FINANCIAL CORP.

By: (Signed) "*Dan Barnholden*"
Managing Director, Co-Head of Investment Banking

SPROTT CAPITAL PARTNERS LP

By: (Signed) *"Tim Sorensen"*
Director

LAURENTIAN BANK SECURITIES INC.

By: (Signed) *"Joseph Gallucci"*
Managing Director, Investment Banking

MAISON PLACEMENTS CANADA INC.

By: (Signed) *"John Ing"*
President